Exhibit 99.16

July 15, 2014

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

Ladies and Gentlemen:

Reference is made to (i) that certain letter agreement, dated as of February 9, 2014 (the “Confidentiality Agreement”), between Pershing Square Capital Management, L.P. (together with its controlled affiliates, and including any successor thereto, “Pershing Square”) and Valeant Pharmaceuticals International, Inc. (together with its controlled affiliates, and including any successor thereto, “Valeant” or the “Company”); (ii) that certain letter agreement, dated as of February 25, 2014 (the “February 25 Letter Agreement”), between Pershing Square and Valeant executed in connection with a potential transaction related to Allergan, Inc. (“Allergan”); (iii) that certain letter agreement, dated as of May 30, 2014 (the “May 30 Letter Agreement”), between Pershing Square and Valeant amending the terms of the February 25 Letter Agreement; (iv) that certain offer to exchange, forming part of the registration statement on Form S-4 filed by Valeant with the Securities and Exchange Commission (“SEC”) on June 18, 2014, and any amendments thereto (the “Offer to Exchange”); and (v) that certain Tender Offer Statement on Schedule TO filed by Valeant and AGMS, Inc., a wholly owned subsidiary of Valeant, and PS Fund 1, LLC, an investment fund managed by Pershing Square (“PS Fund 1”), with SEC on June 18, 2014, and any amendments thereto (the “Schedule TO”). PS Fund 1 is considered a co-bidder in the Offer (as defined below). Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Offer to Exchange and Schedule TO.

1. Covenant to Perform

Notwithstanding anything set forth in the Confidentiality Agreement to the contrary, in the event that all conditions to the consummation of the offer set forth in the Offer to Exchange and Schedule TO (the “Offer”) have been satisfied or waived, as applicable, and Valeant accepts for exchange the shares of common stock, par value $0.01 per share (including the associated rights to purchase preferred stock), of Allergan tendered into the Offer, Valeant, on behalf of itself, its subsidiaries, and its affiliates (collectively, the “Valeant Parties”), hereby covenants and agrees to fully perform and discharge any and all obligations and agreements, as to payment or otherwise, of the Valeant Parties in accordance with the terms of the Offer to Exchange, the Schedule TO, and each other document relating to the transactions set forth therein.

2. Indemnification of Losses

The Valeant Parties shall indemnify and hold harmless PS Fund 1 and each of its affiliates and its and their partners, general partners, employees, officers, directors, managers, and subsidiaries and investment funds managed by PS Fund 1 and its affiliates (collectively, the “Indemnitees”) to the fullest extent permitted by law from any damages, losses, taxes, liabilities, obligations, actions, proceedings, claims of any kind, interest, costs, or expenses (including reasonable attorneys’ fees and expenses, and other costs or expenses incurred in the collection of any judgments with respect to actions, proceedings, or claims) (collectively, hereinafter “Losses”), including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses, but excluding all Losses sustained or incurred in the capacity of a stockholder of Allergan, to the extent such Losses are finally determined by a court of competent jurisdiction, in the case of a third party claim brought against the Indemnitees, or by an arbitrator pursuant to Section 5 below, in the case of a direct claim by the Indemnitees against Valeant, to have arisen out of the breach or non-performance by the Valeant Parties of their respective obligations to pay for shares tendered into the Offer; it being understood that the indemnity in this Section 2 is provided to PS Fund 1 solely with respect to its status as a co-bidder in the Offer and neither PS Fund 1 nor any other Indemnitee shall be entitled to indemnification hereunder in respect of any Losses sustained or incurred in the capacity of a stockholder of Allergan. Payment of such Losses shall be made by Valeant (i) in the case of a third party claim brought against the Indemnitees, no later than two business days prior to the date on which the Indemnitees are required by any legal or judicial process to make payment under such final determination; provided that the Indemnitees shall have provided written notice to Valeant of such final determination, together with a copy of such final determination, within one business day after such final determination is made or entered, and (ii) in the case of a direct claim by the Indemnitees against Valeant, in accordance with the arbitrator’s award. The indemnification provided for herein is in addition to, and not in lieu of, any other rights to indemnification that any of the Indemnitees may have including, but not limited to, those provided for in that certain Limited Liability Company Agreement of PS Fund 1, LLC, dated April 3, 2014. Notwithstanding anything to the contrary in this letter agreement, the parties hereby acknowledge that the indemnification rights under this Section 2 shall be the Indemnitees’ sole and exclusive remedy for monetary damages under this letter agreement.

3. Termination

This letter agreement, and the Valeant Parties’ obligations hereunder, will terminate automatically upon the earliest to occur of: (i) the consummation by the Valeant Parties of the Offer and the second step merger as set forth in the Offer to Exchange, and (ii) the termination or withdrawal of the Offer by Valeant in accordance with the terms of the Offer to Exchange.

4. Specific Performance

Each of the parties hereto acknowledges and agrees that irreparable injury to the other party hereto would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for any such breach or threatened breach. It is accordingly agreed that each of the parties hereby agrees to the seeking of an injunction or injunctions or other equitable relief to prevent actual or threatened breaches of any of the terms or provisions of this letter agreement, without proof of actual damages, and to enforce specifically the performance by such first party under this Agreement, and each of the parties hereby agrees to waive the defense in any such suit that the other party has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to secure or post any bond, security or any other undertaking in connection with obtaining such relief. The equitable remedies described in this Section 4 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties may elect to pursue. The parties hereto hereby acknowledge that it is their intent to expedite the resolution of any dispute, controversy, or claim hereunder and that neither party shall oppose any motion for any expedited discovery or expedited hearing in connection with any alleged breach of this letter agreement.

5. Arbitration

Notwithstanding Section 5(e) of the Confidentiality Agreement, any controversy, claim, or dispute related to this letter agreement or its breach, termination, enforcement, interpretation or validity thereof shall be handled exclusively through the following procedure. The party bringing an action (“Claimant”) will serve a notice of arbitration upon the opposing party. The date of receipt of the notice of arbitration shall commence the action. The opposing party’s notice of defense shall be served upon the

Claimant within two business days after it receives the notice of arbitration. The failure to serve a timely notice of defense shall serve as a definitive admission of liability with the same force and effect as an arbitrator’s determination. The arbitration shall be conducted by one (1) arbitrator selected from the proposed arbitrators listed on Schedule A. The parties accept all four individuals as candidates to serve as arbitrator and will select the arbitrator to hear the dispute based on availability in the order of priority listed in Schedule A. If none of the individuals listed in Schedule A are available, any other former judge of the Delaware Supreme Court or Delaware Court of Chancery shall be selected based on availability and the date on which such former judge most recently retired from the court. The arbitrator shall issue an award without a decision within two business days of receiving the notice of defense. No independent discovery will be taken. The arbitrator’s determination shall be binding, final, and non-appealable on all parties. Judgment on the award may be entered in any court of competent jurisdiction. Each party shall bear its own expenses, but those related to the compensation of the arbitrator shall be borne equally.

6. Miscellaneous

This letter agreement shall become effective as of the date hereof. This letter agreement shall not constitute an amendment, modification or waiver of any provision of the Confidentiality Agreement not expressly referred to herein. Except as expressly provided in this letter agreement, the provisions of the Confidentiality Agreement are and shall remain in full force and effect. Sections 5(a), (b), (c), (d), (f), (g), (h), (i), and (j) of the Confidentiality Agreement shall apply to this letter agreement, mutatis mutandis.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

Sincerely,

Pershing Square Capital Management, L.P.
By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman , Managing Member

CONFIRMED AND AGREED TO:

Valeant Pharmaceuticals International, Inc.

By:	/s/ J. Michael Pearson
J. Michael Pearson, Chief Executive Officer

SCHEDULE A

William Chandler III, Partner, Wilson Sonsini Goodrich & Rosati

Stephen P. Lamb, Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Myron T. Steele, Partner, Potter Anderson Corroon, LLP

Justice Jack B. Jacobs